Pricing Supplement dated October 8, 2009 as amended as of October 14, 2009 (To the Prospectus dated February 10, 2009 and the Prospectus Supplement dated September 14, 2009)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-145845

$300,000 100% Principal Protected Notes due October 16, 2012 Linked to the Barclays Capital Trade-Weighted Dollar Diversification Index USD Excess Return Medium-Term Notes, Series A, No. F-109

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA/Aa3‡)

Initial Valuation Date:	October 8, 2009

Issue Date:	October 15, 2009

Final Valuation Date:	October 9, 2012*

Maturity Date:	October 16, 2012* (resulting in a term to maturity of 3 years)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.

Interest:	We will not pay you interest during the term of the Notes.

Reference Asset:	The Barclays Capital Trade-Weighted Dollar Diversification Index USD Excess Return (the “Index”), (Bloomberg ticker: BXIIDDEU) as described under “Description of the Reference Asset” in this pricing supplement.

Participation Rate:	165%

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•     if the Reference Asset Return is equal to or greater than 0%, you will receive (a) the principal amount of your Notes plus (b) the principal amount multiplied by the product of (i) the Reference Asset Return and (ii) the participation rate:

$1,000 + ($1,000 x Reference Asset Return x participation rate)

•     if the Reference Asset return is less than 0%, you will receive the principal amount of your Notes.

Your principal is only protected if you hold the Notes to maturity.

Reference Asset Return:	The performance of the reference asset from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	120.4258, the reference asset closing level on the initial valuation date.

Final Level:	The reference asset closing level on the final valuation date.

Calculation Agent:	Barclays Bank PLC

Business Day:	New York

CUSIP/ISIN:	06739JD34 and US06739JD341

‡	The Medium-Term Notes Program, Series A, is rated AA- by Standard & Poor’s Rating Services (“S&P”), and the Notes are expected to carry the same S&P rating as the Program rating. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). The Medium-Term Notes Program, Series A, is also rated Aa3 by Moody’s Investor Services, Inc. (“Moody’s”); however, because we have not sought a rating from Moody’s for this specific issuance, the Notes will not be rated by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities)” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

We may use this pricing supplement in the initial sale of the Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after the initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡‡	Proceeds to Barclays Bank PLC
Per Note	100%	1.125%	98.875%
Total	$300,000	$3,375	$296,625

‡‡	Barclays Capital Inc. will receive commissions from the Issuer equal to 1.125% of the principal amount of the notes, or $11.25 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated September 14, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190954/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Program Credit Rating

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Program is rated AA- by Standard & Poor’s Rating Services (“S&P”), and the Notes are expected to carry the same S&P rating as the Program rating. An AA- rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). The Medium-Term Notes Program, Series A, is also rated Aa3 by Moody’s Investor Services, Inc. (“Moody’s”); however, because we have not sought a rating from Moody’s for this specific issuance, the Notes will not be rated by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Reference Asset Return	Payment at Maturity	Total Return on the Notes
100.00%	$2,650.00	165.00%
90.00%	$2,485.00	148.50%
80.00%	$2,320.00	132.00%
70.00%	$2,155.00	115.50%
60.00%	$1,990.00	99.00%
50.00%	$1,825.00	82.50%
40.00%	$1,660.00	66.00%
30.00%	$1,495.00	49.50%
20.00%	$1,330.00	33.00%
10.00%	$1,165.00	16.50%
0.00%	$1,000.00	0.00%
-5.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%

-20.00%	$1,000.00	0.00%
-30.00%	$1,000.00	0.00%
-40.00%	$1,000.00	0.00%
-50.00%	$1,000.00	0.00%
-60.00%	$1,000.00	0.00%
-70.00%	$1,000.00	0.00%
-80.00%	$1,000.00	0.00%
-90.00%	$1,000.00	0.00%
-100.00%	$1,000.00	0.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated, assuming an initial investment of $1,000.

Example 1: The Reference Asset Return is 20%.

Because the Reference Asset Return is positive, the investor receives a payment at maturity of $1,330.00 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 x Reference Asset Return x 165%)

$1,000 + [$1,000 x (20% x 165%)] = $1,330.00

Therefore, the payment at maturity is $1,330.00 per $1,000 principal amount Note, representing a 33% return on investment over the term of the Notes.

Example 2: The Reference Asset Return is 50%.

Because the Reference Asset Return is positive, the investor receives a payment at maturity of $1,825.00 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 x Reference Asset Return x 165%)

$1,000 + [$1,000 x (50% x 165%)] = $1,825.00

Therefore, the payment at maturity is $1,825.00 per $1,000 principal amount Note, representing an 82.50% return on investment over the term of the Notes.

Example 3: The Reference Asset Return is -10%.

Because the Reference Asset Return is negative, the investor receives a payment at maturity of $1,000 per $1,000 principal amount Note.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The final valuation date, the maturity date, the payment at maturity and the closing level of the reference asset on the final valuation date are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities)” in the prospectus supplement; and

•

For a description of further adjustments that may affect the Reference Asset, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

•

Appreciation Potential—The Notes provide the opportunity to enhance returns by entitling you to 165% of the Reference Asset Return, if the Reference Asset Return is positive. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the Index. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain U.S. Federal Income Tax Considerations— Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this pricing supplement is materially correct. The Notes should be treated for U.S. federal income tax purposes as contingent payment debt instruments. Except as otherwise noted, the discussion below assumes the Notes will be treated as such. Under applicable U.S. Treasury Regulations governing debt obligations with payments denominated in, or determined by reference to, more than one currency, for persons whose functional currency is the U.S. Dollar, the Notes will not be foreign currency denominated debt obligations because the “predominant” currency of the Notes is the U.S. Dollar. Accordingly, the Notes will be treated as being denominated in U.S. Dollars and the Notes will be subject to the special federal income tax rules applicable to contingent payment debt obligations. Under these rules, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss.

It is also conceivable that the Internal Revenue Service could assert that a treatment other than that described above is more appropriate. For example, the Internal Revenue Service could treat the Notes as maturing and being reissued on each date on which the Index is rebalanced or rescaled. Additionally, it is possible that the Internal Revenue Service could assert that Section 1256 of the Internal Revenue Code should apply to your Notes or a portion of your Notes. If Section 1256 were to apply to your Notes, you would also be required to mark your Notes (or a portion of your Notes) to market at the end of each year (i.e., recognize income as if the Notes or relevant portion of the Notes had been sold for fair market value). Additionally, if Section 1256 were to apply to your Notes, gain or loss recognized with respect to your Notes (or the relevant portion of your Notes) would generally be treated as ordinary gain or loss under Section 988 of the Internal Revenue Code. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes and the tax consequences to secondary purchasers of the Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•

“Risk Factors— Additional Risks Relating to Securities with Reference Assets that are Currencies, an Index Containing Currencies, Shares or Other Interests in an Exchange-Traded Fund Invested in Currencies or Based in Part on Currencies”; and

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”.

In addition to the risks described above, you should consider the following:

•	The Notes Might Not Pay More Than the Principal Amount — If the Reference Asset performance is not positive, you will not receive a payment at maturity of more than the principal amount of your Notes.

•

Conflicts of Interest with the Index Sponsor – Barclays Capital, a division of Barclays Bank PLC, is the index sponsor. The index sponsor is responsible for the composition, calculation and maintenance of the Index and has the discretion in a number of circumstances to make judgments in connection with the composition, calculation and maintenance of the Index. The exercise of this discretion may present the index sponsor with significant conflicts of interest in light of the fact that Barclays Bank PLC is the issuer of the Notes. The index sponsor has no obligation to take the needs of any buyer, seller or holder of the Notes into consideration at any time.

•

The Exchange Rates between the Basket Constituent Currencies and the U.S. Dollar Will be Influenced by Unpredictable Factors– The price relationship between each Basket Constituent Currency and the U.S. dollar may be highly volatile and varies based on a number of interrelated factors, including the supply and demand for each Basket Constituent Currency, political, economic, legal, financial, accounting and tax matters and other actions that we cannot control. Relevant factors include, among other things, the possibility that exchange controls could be imposed or modified, the possible imposition of other regulatory controls or taxes, the overall growth and performance of the local economies, the trade and current account balance between the relevant countries or economic regions in which a Basket Constituent Currency is the official currency (each, a “Basket Currency Jurisdiction”), market interventions by the central banks, inflation, interest rate levels, the performance of the global stock markets, the stability of the relevant governments and banking systems, wars, major natural disasters and other foreseeable and unforeseeable events. In addition, the value of a Basket Constituent Currency may be affected by the operation of, and the identity of persons and entities trading on, interbank and interdealer foreign exchange markets. These factors may adversely affect the performance of the Index or the Basket Constituent Currencies and, as a result, the market value of the Notes and the amount you will receive at maturity.

•

Dollar Diversification Index Risk – The Index is based on the Barclays DDI strategy, which seeks to capture, through the purchase of one-month forward contracts, the returns that are potentially available from a future depreciation in the U.S. dollar relative to a trade-weighted basket of foreign currencies (the “Basket Constituent Currencies”). The Basket Constituent Currencies are selected and weighted based on statistical rankings of the leading U.S. trading partners and scaled according to the historical realized volatility of the currencies relative to the U.S. dollar. However, the selection criteria and procedures for weighting and scaling of the Basket Constituent Currencies may not be accurate predictors of the performance of the currencies relative to the U.S. dollar. Movements in currency exchange rates depend on many factors and it is impossible to predict whether the exchange rates between the Basket Constituent Currencies and the U.S. dollar will rise or fall during the term of the Notes. If the Basket Constituent Currencies fail to appreciate relative to the U.S. dollar during the term of the Notes, the level of the Index will fall and, as a result, the market value of your Notes and the amount you will receive at maturity may decrease.

•

The Index May Be More or Less Volatile than Expected – As described under “The Index—Composition and Rebalancing of the Trade-Weighted Basket—Monthly Rescaling”, the methodology underlying the Index, and specifically the monthly volatility scaling process, sets a target volatility for the Index of no more than 5%. However, actual volatility may be significantly higher or lower than 5%. Expected volatility is measured based on historical volatility of the index components, which is not necessarily an accurate predictor of future volatility. Since the inception of the Index, the actual realized volatility of the Index has been approximately 5.4% on average.

•

Foreign Exchange Rate Information May Not Be Readily Available – There is no systematic reporting of last-sale information for foreign currencies. Reasonable current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices, and to others who wish to subscribe for this information, but this information will not necessarily reflect the index constituent currency exchange rates relevant for determining the value of the Notes. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

•	No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected demand or supply for the Reference Asset;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

The Barclays Capital Trade-Weighted Dollar Diversification Index USD Excess Return (the “Index”) is designed to reflect the excess return of a “Dollar Diversification Strategy”, which, through an objective and systematic methodology, seeks to capture the returns that are potentially available from a future depreciation in the U.S. dollar (the “USD”) relative to a trade-weighted basket of ten currencies (the “Trade-Weighted Basket”). The currencies underlying the Trade-Weighted Basket (each, a “Basket Constituent Currency” and collectively, the “Basket Constituent Currencies”) and their respective weights are determined according to the statistical rankings of the leading trading partners of the United States as reported by the International Monetary Fund (the “IMF”). The IMF ranks U.S. trading partners by measuring the total USD value of trade flow (exports plus imports) exchanged between the United States and each such trading partner on a 12-month rolling average basis. As described further below, the composition and weighting of the Trade-Weighted Basket may vary over the duration of the Notes.

For purposes of the Index, member countries of the Euro area are considered collectively to be a single U.S. trading partner. Current member countries of the Euro area include Austria, Belgium, Cyprus, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Malta, The Netherlands, Portugal, Slovakia, Slovenia and Spain.

As of October 8, 2009, the Basket Constituent Currencies underlying the Index comprise:

•	the Brazilian real (BRL);

•	the Canadian dollar (CAD);

•	the Chinese yuan (CNY);

•	the Euro (EUR);

•	the British pound (GBP);

•	the Japanese yen (JPY);

•	the South Korean won (KRW);

•	the Mexican peso (MXN);

•	the Saudi Arabian riyal (SAR); and

•	the Singapore dollar (SGD).

The Index is maintained and calculated by Barclays Capital (the “Index Sponsor”), a division of Barclays Bank PLC. The Index is both calculated and denominated in USD. The Index Sponsor calculates the level of the Index at approximately 4:00 p.m., London time, or such other time as the Index Sponsor may determine (the “Index Valuation Time”) on each Index Business Day (as defined below) and publishes it on www.barcap.com/indices shortly thereafter. The level of the Index is also reported on Bloomberg page BXIIDDEU.

Composition and Rebalancing of the Index

The Index is comprised of a notional investment in the Trade-Weighted Basket comprising ten one-month cash-settled forward currency contracts (each, a “Basket Forward Contract”), one for each of the Basket Constituent Currencies.

A forward currency contract is an agreement between two parties to exchange, on a predetermined future date, specific amounts of two currencies at a predetermined exchange rate. The value of each Basket Forward Contract on any Index Business Day is determined by reference to the applicable closing forward rate of like maturity for the underlying Basket Constituent Currency (“Reference Rate”) at 4:00 p.m., London time, on such Index Business Day, as described further below under “Calculation of the Index—The Trade-Weighted Basket Performance”.

By making a notional investment in the Basket Forward Contracts, the Index takes long positions in the Basket Constituent Currencies relative to the USD, which means the Index reflects a notional purchase of such non-USD currencies (as opposed to a short position, which would reflect a notional sale of such non-USD currencies). If the Reference Rate of a Basket Constituent Currency relative to the U.S. dollar at the maturity date of the underlying Basket Forward Contract exceeds the predetermined contract rate, then the relevant Basket Forward Contract will have a positive value, thereby increasing the level of the Index. Conversely, if the Reference Rate of a Basket Constituent Currency relative to the U.S. dollar falls below the predetermined contract rate, then the relevant Basket Forward Contract will have a negative value, thereby decreasing the level of the Index.

The Trade-Weighted Basket

The Trade-Weighted Basket consists of ten Basket Forward Contracts, each based on a currency selected from the ten leading trading partners of the United States, as determined by statistical rankings published monthly in the IMF’s Direction of Trade Statistics or any successor publication. The IMF rankings are determined through a quantitative process which measures the 12-month trailing average of total USD value of trade flow (exports plus imports) between the United States and each of its trading partners. For purposes of the Index, member countries of the Euro area are considered collectively to be a single U.S. trading partner. The Index Sponsor implements a six-month lag period for any trade flow values used to construct the Index in order to allow for statistical readjustments in the months following publication of the rankings. For example, the Basket Constituent Currencies selected as of January 2010 will be based on the IMF’s rankings for the period from July 1, 2008 to June 30, 2009, inclusive.

The Basket Forward Contracts

Each Basket Forward Contract represents a one-month forward currency contract in the underlying Basket Constituent Currency. The weight allocated to each Basket Forward Contract reflects the proportionate share of U.S. trade flow of the relevant U.S. trading partner compared solely to the other trading partners represented in Index. For example, if a particular country is a top ten U.S. trading partner that accounts for (i) 2.5% of total U.S. trade flow and (ii) 3.0% of U.S. trade flow relative to the nine other trading partners represented in the Trade-Weighted Basket, the Basket Forward Contract corresponding to such country will be allocated a weight of 3.0% in the Trade-Weighted Basket. The trade flow values of all Euro area member countries are aggregated to a single figure for purposes of calculating the relevant weight of the euro in the Trade-Weighted Basket.

Annual Rebalancing

The composition of the Trade-Weighted Basket is rebalanced on an annual basis on a date that generally falls on January 17 of each calendar year or the first Index Business Day thereafter that is also a Monthly Rescaling Date (as defined below) (the “Annual Rebalancing Date”). On the Annual Rebalancing Date, the Index Sponsor reconstitutes the Trade-Weighted Basket as needed in order to reflect relevant changes to the U.S. trading partner rankings for the 12-month period ending on June 30th prior to the Annual Rebalancing Date. For example, on the Annual Rebalancing Date in January 2011, the Index Sponsor will rebalance the Trade-Weighted Basket according to the U.S. trading partner rankings as reported by the IMF for the period from July 1, 2009 to June 30, 2010, inclusive. The Index Sponsor will also adjust the Basket Forward Contract weightings to reflect the updated statistical trade flow values of U.S. trading partners represented in the Index.

On each Annual Rebalancing Date, the currencies of any U.S. trading partners that have ceased to be among the top ten U.S. trading partners will be removed from the Trade-Weighted Basket, which will be reconstituted to comprise the currencies of the top ten U.S. trading partners during the relevant period. If, however, the Index Sponsor, in its sole discretion, determines that the inclusion in the Trade-Weighted Basket of the currency of a particular country or economic region ranked as a top ten U.S. trading partner would constitute a Potential Adjustment Event (as defined below) on such Annual Rebalancing Date, the Index Sponsor may exclude such currency from the Trade-Weighted Basket and instead include the currency of the next successively ranked U.S. trading partner that is not already represented in the Trade-Weighted Basket.

Monthly Rescaling

In order to control for exchange rate volatility, the Trade-Weighted Basket is also rescaled on a monthly basis on a date (the “Monthly Rescaling Date”) that falls on or after the 17th day of each month on which:

•

commercial banks and interest rate markets are open and settle payments in each principal trading markets for which a Basket Constituent Currency is the official currency (each, a “Basket Currency Jurisdiction”); and

•

commercial banks and interest rate markets are open and settle payments in the principal trading market for each currency represented in the Trade-Weighted Basket as of the immediately preceding Monthly Rescaling Date.

The Index uses a systematic scaling process in order to balance the exposure of the Index to exchange rate volatility in periods of both high and low volatility. On each Monthly Rescaling Date, the Index Sponsor will rescale the proportionate exposure of the Index to the Trade-Weighted Basket based on the observed volatility of the Trade-Weighted Basket. A pre-defined target risk level for this volatility scaling process is set at 5%, which represents the expected yearly standard deviation of the aggregate returns of the Index. While volatility is set at a target level of 5%, the actual volatility of the Index may exceed or fall below this number. Since the inception of the Index, the actual realized volatility has been approximately 5.4% on average.

The scaling process targets a constant volatility of 5% for the Index by using a Scaling Factor (as described below under “—Calculation of the Index”) to increase or decrease the exposure of the Index to the Trade-Weighted Basket based on the three-month historical realized volatility of the aggregate return on the Trade-Weighted Basket. For example, if the three-month realized volatility of Trade-Weighted Basket is 10%, the Index Sponsor will proportionately scale down the exposure of the Index by a factor of 50% in order achieve the 5% target. If the three-month realized volatility of Trade-Weighted Basket is 4%, the Index Sponsor will proportionately scale up the exposure of the Index by a factor of 125% in order achieve the 5% target. Notwithstanding these scaling calculations, the maximum Scaling Factor will be capped at 200% in order to ensure that the amount notionally invested in the Trade-Weighted Basket is no greater than double the notional amount of the Index. The Scaling Factor will also always be greater than 0%.

•	Current and Historical Weightings

As of October 8, 2009, the weights allocated to each of the Basket Forward Contracts are as follows:

Basket Forward Contract	Weight
Brazilian real (BRL)	2.25%
Canadian dollar (CAD)	24.39%
Chinese yuan (CNY)	17.27%
Euro (EUR)	19.61%
British pound (GBP)	4.70%
Japanese yen (JPY)	9.04%
South Korean won (KRW)	3.55%
Mexican peso (MXN)	15.06%
Saudi Arabian riyal (SAR)	2.21%
Singapore dollar (SGD)	1.92%

The table below provides the weights allocated to each of the Basket Forward Contracts included in the Index as of the Annual Rebalancing Date each year, beginning on the Index Commencement Date. This table is intended to demonstrate how the weights allocated to each of the Basket Forward Contracts and the Basket Constituent Currencies underlying the Trade-Weighted Basket have varied historically.

Business Day	BRL	CAD	CNY	EUR	GBP	JPY	KRW	MXN	MYR	SAR	SGD
1/18/2000	2.08%	27.12%	7.32%	19.74%	6.13%	14.81%	3.45%	14.27%	2.30%	0.00%	2.77%
1/17/2001	1.91%	27.26%	7.50%	19.15%	5.83%	14.30%	4.17%	15.00%	2.30%	0.00%	2.57%
1/17/2002	1.96%	26.24%	8.00%	18.99%	5.60%	13.98%	4.46%	15.93%	2.40%	0.00%	2.44%
1/21/2003	2.13%	26.30%	9.19%	19.60%	5.61%	12.59%	3.97%	16.14%	2.25%	0.00%	2.23%
1/20/2004	1.99%	25.74%	10.95%	19.59%	5.13%	12.01%	4.10%	15.97%	2.38%	0.00%	2.15%
1/18/2005	1.97%	25.64%	12.63%	19.82%	4.99%	11.13%	4.06%	15.30%	2.43%	0.00%	2.04%
1/17/2006	2.09%	25.41%	14.19%	19.51%	4.69%	10.54%	4.21%	15.14%	2.22%	0.00%	1.99%
1/17/2007	2.12%	25.79%	15.46%	19.04%	4.62%	10.02%	3.70%	15.08%	2.32%	1.86%	0.00%
1/17/2008	2.18%	24.35%	16.91%	19.04%	4.62%	9.71%	3.67%	15.22%	2.29%	0.00%	2.01%
1/20/2009	2.25%	24.39%	17.27%	19.61%	4.70%	9.04%	3.55%	15.06%	0.00%	2.21%	1.92%

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Calculation of the Index

The level of the Index is deemed to have been 100 on January 18, 2000, which is referred to as the “Index Commencement Date”.

The level of the Index on any given Index Business Day is equal to (1) the level of the Index on the immediately preceding Monthly Rescaling Date, times (2) the sum of (a) one plus (b) (i) the Scaling Factor times (ii) the Trade-Weighted Basket Performance on such Index Business Day, minus (c) the Index Cost.

An “Index Business Day” with respect to the Notes means a day on which commercial banks and interest rate markets are open and settle payments in London and New York.

•	The Scaling Factor

The “Scaling Factor” on any Index Business Day will be a percentage equal to the quotient of (a) 5% divided by (b) the greater of (i) 2.5% and (ii) the three-month realized volatility.

The Scaling Factor must be greater than zero and will be capped at a maximum value of 200% during the life of the Notes. Therefore, if the three-month realized volatility of the Trade-Weighted Basket falls below 2.5% as of the last Monthly Rescaling Date, the formula above will produce a Scaling Factor of 200%.

The “Three-Month Realized Volatility” is a number calculated by the Index Sponsor in its discretion and in good faith by observing a rolling three-month historical standard deviation of returns of the Trade-Weighted Basket.

•	The Trade-Weighted Basket Performance

The “Trade-Weighted Basket Performance” on any given Index Business Day will be equal to the weighted sum of the performance of each Basket Forward Contract on such Index Business Day. The weights used to compute the collective performance of the Basket Forward Contracts on any given Index Business Day are those determined on the most recent Annual Rebalancing Date.

The performance of a Basket Forward Contract on any given Index Business Day will be equal to:

•

the quotient of (a) the exchange rate between the Basket Constituent Currency underlying the Basket Forward Contract and the U.S. dollar on the last Monthly Rescaling Date divided by (b) the exchange rate between the Basket Constituent Currency underlying the Basket Forward Contract and the U.S. dollar on such Index Business Day; times

•

the accrued interest factor, reflecting the interest that has accrued or would accrue in the one-month period from the last Monthly Rescaling Date to the forthcoming Monthly Rescaling Date at the Reference Rate determined for the Basket Forward Contract on the previous Monthly Rescaling Date; times the discount factor applicable to the Basket Forward Contract, based on the Reference Rate for the Basket Constituent Currency underlying the Basket Forward Contract, as used to discount the value of the Index expected on the next Monthly Rescaling Date.

The one-month forward exchange rate used in calculating the performance of a Basket Forward Contract on any given Index Business Day is determined by adding forward points to (or subtracting forward points from, as applicable), the spot exchange rate for the currency underlying the relevant Basket Forward Contract. The tables below indicate the Bloomberg reference where each relevant spot reference and forward reference can be located.

Spot Reference

Currency	Quotation	Reference

Brazilian real (BRL)	USD-BRL	Bloomberg Page WMCO

Canadian dollar (CAD)	USD-CAD	Bloomberg Page WMCO

Chinese yuan (CNY)	USD-CNY	Bloomberg Page WMCO

Euro (EUR)	USD-EUR	Bloomberg Page WMCO

British pound (GBP)	USD-GBP	Bloomberg Page WMCO

Japanese yen (JPY)	USD-JPY	Bloomberg Page WMCO

South Korean won (KRW)	USD-KRW	Bloomberg Page WMCO

Mexican peso (MXN)	USD-MXN	Bloomberg Page WMCO

Saudi Arabian riyal (SAR)	USD-SAR	Bloomberg Page WMCO

Singapore dollar (SGD)	USD-SGD	Bloomberg Page WMCO

Forward Reference

Currency	Reference
Brazilian real (BRL)	NDF Forward Points determined as the Bid points as available at 4:00 p.m., London time on the Bloomberg Page WMCO<GO>

Canadian dollar (CAD)	Forward Points determined as the Bid points as available at 4:00 p.m., London time on the Bloomberg Page WMCO<GO>

Chinese yuan (CNY)	NDF Forward Points determined as the Bid points as available at 4:00 p.m., London time on the Bloomberg Page WMCO<GO>

Euro (EUR)	Forward Points determined as the Offer points as available at 4:00 p.m., London time on the Bloomberg Page WMCO<GO>

British pound (GBP)	Forward Points determined as the Offer points as available at 4:00 p.m., London time on the Bloomberg Page WMCO<GO>

Japanese yen (JPY)	Forward Points determined as the Bid points as available at 4:00 p.m., London time on the Bloomberg Page WMCO<GO>

South Korean won (KRW)	NDF Forward Points determined as the Bid points as available at 4:00 p.m., London time on the Bloomberg Page WMCO<GO>

Mexican peso (MXN)	Forward Points determined as the Bid points as available at 4:00 p.m., London time on the Bloomberg Page WMCO<GO>

Saudi Arabian riyal (SAR)	Forward Points determined as the Bid points as available at 4:00 p.m., London time on the Bloomberg Page WMCO<GO>

Singapore dollar (SGD)	Forward Points determined as the Bid points as available at 4:00 p.m., London time on the Bloomberg Page WMCO<GO>

In the event that these sources become unavailable, the Index Sponsor may use any successor page thereto or alternative source to determine the applicable Basket Constituent Currency’s one-month forward exchange rate, provided that such determination is made by the Index Sponsor in good faith and in a commercially reasonable manner.

Index Cost

The “Index Cost” is a fixed percentage designed to approximate the fees and expenses incurred by the Index Sponsor in maintaining and calculating the Index, including hedging costs and costs or gains attributable to the bid-ask spread for forward currency contracts executed at the Monthly Rescaling Date. The Index Cost is fixed at an annualized rate of 0.85% of the notional amount of the Index and accrues on a daily basis until the next Monthly Rescaling Date. The actual fees and expenses of the Index Sponsor may be more or less than the Index Cost.

Modifications to the Index

The Index Sponsor does not presently intend to modify the method of determining the composition of the Trade-Weighted Basket or the method of calculating the Index as described above. However, under certain circumstances described in this section, the Index Sponsor may, in its sole discretion, make modifications to the Index. The Index Sponsor will promptly publish any modifications to the Index at www.barcap.com/indices. Notwithstanding any such modifications, the Index is not an actively-managed index, and the performance of the Index may differ significantly from a similar index or strategy whose sponsor is permitted to make modifications under different sets of circumstances.

•	Changes in Basket Constituent Currencies

If, in the sole discretion of the Index Sponsor, a “Potential Adjustment Event” occurs with respect to a Basket Constituent Currency, the Index Sponsor may exclude such currency from the Trade-Weighted Basket and, on the next Annual Rebalancing Date, add to the Trade-Weighted Basket the currency of the next successive ranking U.S. trading partner indicated in the IMF’s Direction of Trade Statistics (or any successor publication) that is not already represented in the Trade-Weighted Basket, as described under “—Annual Rebalancing”.

A currency that is removed from the Trade-Weighted Basket following a Potential Adjustment Event will not be replaced until the next Annual Rebalancing Date. On any Index Business Day on which a currency is removed due to the occurrence of a Potential Adjustment Event (an “Interim Rebalancing Date”), the weight of each remaining Basket Constituent Currency will be grossed up by the quotient of (a) the weight of that Basket Constituent Currency divided by (b) (i) one minus (ii) the weight of the Basket Constituent Currency that has been removed from the Trade-Weighted Basket. These adjusted weights shall prevail from the Interim Rebalancing Date until the sooner of the removal of one or more additional Basket Constituent Currencies or the immediately succeeding Annual Rebalancing Date.

A “Potential Adjustment Event” includes any of the following:

•	the exchange rate for a Basket Constituent Currency splits into dual or multiple exchange rates;

•

an event or condition occurs (including without limitation any event or condition that occurs as a result of the enactment, promulgation, execution, ratification, interpretation or application of, or any change in, amendment to, or withdrawal of, any law, rule or regulation, or any interpretation or “no-action” position thereunder, by the applicable governmental or regulatory authority or any exchange of any Basket Currency Jurisdiction) that, in the sole discretion of the Index Sponsor, results in an illiquid market for currency transactions in any Basket Constituent Currency or makes it impossible, illegal or impracticable for market participants, or hinders their abilities, (a) to convert a Basket Constituent Currency into U.S. dollars through customary legal channels in the relevant Basket Currency Jurisdiction, (b) to deliver a Basket Constituent Currency between accounts inside the relevant Basket Currency Jurisdiction or to a party that is a non-resident of such Basket Currency Jurisdiction or (c) to obtain a relevant currency exchange rate for a Basket Constituent Currency, either from the source for that rate or by the Index Sponsor itself acting in good faith in a commercially reasonable manner;

•

the occurrence of a default, event of default or other similar condition or event with respect to any security or indebtedness of, or guaranteed by, any governmental or regulatory authority in relation to a Basket Constituent Currency;

•

any change in, or amendment to, the laws or regulations, including those laws and regulations that relate to taxation, prevailing in any Basket Currency Jurisdiction, or any change in, or withdrawal of, any application or official interpretation of, or any “no-action position” under, such laws or regulations, or any other governmental action that the Index Sponsor determines may cause another Index Market Disruption Event (as defined below) to occur or that leads or may lead to the introduction of a currency peg regime;

•	the occurrence of an event that makes it impossible or not reasonably practicable to obtain a firm quote for a currency exchange rate relevant to the Index;

•

any nationalization, confiscation, expropriation, requisition or other action by a relevant governmental or regulatory authority that deprives Barclays Bank PLC or any of its affiliates of all or substantially all of its assets in any Basket Constituent Jurisdiction;

•

the Index Sponsor determines that there is a material difference in a currency exchange rate underlying the Index as determined by reference to the rate source for the Index and any other market source, including the rate quoted on the interbank or interdealer market for such currency;

•

the Index Sponsor determines that such event interferes with the ability of Barclays Bank PLC or any of its affiliates, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind, or dispose of any hedge position relating to the Notes or other relevant Index-linked transactions, or to realize, recover or remit the proceeds of any such transactions; and

•	any event that the Index Sponsor determines may lead to any of the foregoing events.

•	Index Market Disruption and Force Majeure Events

If an “Index Market Disruption Event” or a “Force Majeure Event” event occurs or is continuing on any calendar day that, in the Index Sponsor’s sole discretion, affects the Index, any Basket Constituent Currency, or any hedging position of the Index Sponsor or any of its affiliates relating to the Index, the Index Sponsor may:

•	make such determinations and/or adjustments to the terms of the Index as it deems appropriate in order to determine the level of the Index on such day (if such day is an Index Business Day);

•

defer publication of information relating to the Index until the next Index Business Day on which it determines in its sole discretion that such Index Market Disruption Event or Force Majeure Event, as applicable, is not continuing; and

•

if such day is an Annual Rebalancing Date and/or Monthly Rescaling Date, to postpone such rebalancing or rescaling date until the next Index Business Day on which it determines that such Index Market Disruption Event or Force Majeure Event, as applicable, is not continuing.

Any of the following will constitute an “Index Market Disruption Event”:

•

on any calendar day at or during the one-hour period before the Index Valuation Time, a suspension of, or limitation imposed upon, trading on the London interbank market in relation to any Basket Constituent Currency;

•

any event or condition (including without limitation any event or condition that occurs as a result of the enactment, promulgation, execution, ratification, interpretation or application of, or any change in, amendment to, or withdrawal of, any law, rule or regulation, or any interpretation or “no-action” position thereunder, by any applicable governmental or regulatory authority or any exchange) that, in the sole discretion of the Index Sponsor, makes it impossible, illegal or impracticable for market participants, or hinders their abilities, (a) to effect foreign exchange transactions in any Basket Constituent Jurisdiction or (b) to obtain market values of any Basket Constituent Currency;

•	the declaration of a general moratorium in respect of banking activities in London or New York;

•	on any Index Business Day, the failure of the source from which the Index Sponsor obtains the value of a Basket Constituent Currency to publish such value; and

•	on any Index Business Day, the occurrence or existence of a lack of, or a material decline in, the liquidity in the market for trading in any Basket Constituent Currency.

A “Force Majeure Event” is an event or circumstance (including without limitation, a systems failure, natural or man-made disaster, act of God, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance) that is beyond the reasonable control of the Index Sponsor and that the Index Sponsor determines affects the Index, any of the Basket Forward Contracts or the methodology on which the Index is based.

•	Taxation

If at any time the Index Sponsor determines that, as a result of a change in taxation (including, but not limited to, any tax imposed on the Index Sponsor or its affiliates), it is necessary to change the Basket Constituent Currencies or the method of calculating the Index, in order to offset the effect of such taxation, the Index Sponsor may make such change or changes in its sole discretion.

•	Cessation of Trading and Other Termination Event

The Index Sponsor may, in its sole discretion, discontinue calculating the Index if either of the following events occurs:

•	if, after the occurrence of a Potential Adjustment Event, an adjustment in the determination of the Index Sponsor is not possible or not reasonably practical for any reason; and

•	the Index Sponsor or its successor terminates or alters its business operations, is declared insolvent or is subject to winding-up proceedings.

•	Changes to the Basket Constituent Currencies

If, after the occurrence of circumstances described in this section, the Index Sponsor deems it necessary to remove a Basket Constituent Currency, then the Index Sponsor will calculate the level of the Index by adjusting accordingly the formula used for the calculation of the level of the Index to take account of such removal. See “—Changes in Basket Constituent Currencies” above for a description of how the weights of the Trade-Weighted Basket would be adjusted in this situation.

•	Change in Methodology

While the Index Sponsor currently employs the methodology described in this disclosure supplement to compose and calculate the Index, it is possible that market, regulatory, judicial, financial, fiscal or other circumstances (including, but not limited to, any changes to or any suspension or termination of or any other events affecting any Basket Forward Contracts) will arise that would, in the view of the Index Sponsor, necessitate a modification or change of such methodology.

•	Other Changes

In the event that ambiguities arise in the composition or calculation of the Index, the Index Sponsor will resolve such ambiguities and, if necessary for resolution, make changes to the composition or methodology of calculating the Index.

Historical Performance of the Index

The level of the Index is deemed to have been 100 on January 18, 2000, which is referred to as the “Index Commencement Date”. The Index Sponsor began calculating the Index on January 20, 2009. Therefore, the historical information for the period from January 18, 2000 until January 20, 2009, is hypothetical and is provided as an illustration of how the Index would have performed during the period had the Index Sponsor begun calculating the Index on January 18, 2000 using the methodology it currently uses. This data does not reflect actual performance, nor was a contemporaneous investment model run of the Index. Historical information for the period from and after January 20, 2009 is based on the actual performance of the Index.

All calculations of historical information are based on information obtained from various third party independent and public sources. The Index Sponsor has not independently verified the information extracted from these sources.

The following table and graph illustrate the performance of the Index from January 18, 2000 to October 8, 2009. The estimated historical performance of the Index should not be taken as an indication of future performance, and no assurance can be given that the value of the Index will increase sufficiently to cause the holders of the Notes to receive a payment at maturity or upon redemption equal to or in excess of the principal amount of such Notes.

January 18, 2000	100.0000
December 29, 2000	92.8264
December 28, 2001	87.4294
December 31, 2002	94.0226
December 31, 2003	108.9227
December 31, 2004	114.8941
December 30, 2005	111.3847
December 29, 2006	114.2035
December 31, 2007	126.5339
December 31, 2008	115.3357
October 8, 2009	120.4258

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Licensing

Barclays Capital Trade-Weighted Dollar Diversification Index™ is a trademark of Barclays Bank PLC and has been licensed for use by Barclays Capital in connection with the calculation of the Index.

Disclaimer

The Index Sponsor does not guarantee the accuracy and/or completeness of the Index, any data included therein, or any data from which it is based, and the Index Sponsor shall have no liability for any errors, omissions, or interruptions therein.

The Index Sponsor makes no warranty, express or implied, as to the results to be obtained from the use of the Index. The Index Sponsor makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Index or any data included therein. Without limiting any of the foregoing, in no event shall the Index Sponsor have liability for any special, punitive, indirect or consequential damages, lost profits, loss of opportunity or other financial loss, even if notified of the possibility of such damages.

Neither the Index Sponsor nor any of its affiliates or subsidiaries or any of their respective directors, officers, employees, representatives, delegates or agents shall have any responsibility to any person (whether as a result of negligence or otherwise) for any determination made or anything done (or omitted to be determined or done) in respect of the Index or publication of the level of the Index (or failure to publish such value) and any use to which any person may put the Index or the level of the Index. In addition, although the Index Sponsor reserves the right to make adjustments to correct previously incorrectly published information, including but not limited to the level of the Index, the Index Sponsor is under no obligation to do so and shall have no liability in respect of any errors or omissions.

Nothing in this disclaimer shall exclude or limit liability to the extent such exclusion or limitation is not permitted by law.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than four business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”). For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.